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FOR IMMEDIATE RELEASE                               Contact:    John C. Firth
---------------------                               Executive Vice President and
                                                    General Counsel
                                                    (219) 243-6616

             QUALITY DINING RESPONDS TO NBO'S EXTENDED TENDER OFFER


MISHAWAKA, Ind. - July 11, 2000 - Quality Dining, Inc. - (Nasdaq/NM: QDIN)

In response to NBO's extension of their $5.00 per share tender offer, Quality Dining announced today that it continues to view NBO's offer as inadequate and urges Quality Dining shareholders to reject NBO's offer and not tender any of their shares.

Quality Dining owns the Grady's American Grill(R), Papa Vino's Italian Kitchen(TM) and Spageddies Italian Kitchen(R) concepts and operates Burger King(R) restaurants and Chili's Grill & Bar(R) restaurants as a franchisee. As of July 11, 2000 the Company operates 36 Grady's American Grill restaurants, 5 Papa Vino's Italian Kitchen restaurants, 3 Spageddies Italian Kitchen restaurants, 71 Burger King restaurants and 29 Chili's Grill & Bar restaurants.

This press release contains certain forward-looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: the availability and cost of suitable locations for new restaurants; the availability and cost of capital to the Company; the ability of the Company to develop and operate its restaurants; the hiring, training and retention of skilled corporate and restaurant management and other restaurant personnel; the integration and assimilation of acquired concepts; the overall success of the Company's franchisors; the ability to obtain the necessary government approvals and third-party consents; and changes in governmental regulations, including increases in the minimum wage.